February 7, 2014 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Attn:	Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining

Re:	ExamWorks Group, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 1, 2013 Response Dated December 5, 2013 File No. 001-34930

Ladies and Gentlemen:

This letter is being submitted to supplement our response dated January 31, 2014 in response to the comment letter dated December 27, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the Year Ended December 31, 2012 Filed March 1, 2013 and Form 10-Q for the Quarter Ended June 30, 2013 Filed August 1, 2013 (together, the “Periodic Reports”) of ExamWorks Group, Inc. (the “Company”).

As discussed in the Company’s response dated January 31, 2014, the Chief Executive Officer (“CEO”) reviews the following reports, redacted examples of which are being provided as attachments to this letter:

●

Monthly Consolidated Financial Package: Includes a consolidated balance sheet, consolidated income statement with results compared to budget, and consolidated cash flow statement. Given the internal and confidential nature of this report, certain periodic financial amounts, budget amounts and income statement captions have been redacted from the attached.

●

Daily Billing Calendar: Calendar showing the revenue billed by day for the U.S. compared to prior three months average and prior year month average. Given the internal and confidential nature of this report, daily amounts and the internal summary of these amounts have been redacted from the attached.

●

Daily Referral Calendar: Calendar showing referrals by day for the U.S. with the associated potential revenue compared to prior three months average and prior month average. Given the internal and confidential nature of this report, daily quantities, potential revenues and the internal summary of these amounts have been redacted from the attached.

●

Revenue Forecast Schedule: The CEO receives a schedule, generally on a weekly basis, or more frequently the last week of a month or quarter that forecasts the revenue for the current month and the remaining months in the quarter. The revenue schedule includes revenues from certain of our service centers and summarizes the information into countries. The forecast also includes analyst information at a consolidated level and compares our current revenue forecast to consensus revenue. Given the internal and confidential nature of this report, certain periodic financial information as well as the internal summary of the monthly and quarter-to-date amounts have been redacted from the attached.

●

Quarterly Board Package: As a member of the Board of Directors (“BOD”), the CEO is also provided with the BOD quarterly financial package that, in addition to detailed consolidated financial data, includes the following items:

o	Revenues by country, with a high level discussion of variances from budget and prior year
o	Adjusted EBITDA by country

Please note that the attached slides from the BOD package represent only the slides relevant to the Staff’s comments. In addition, given the internal and confidential nature of the BOD package, certain explanations or amounts when compared with internal budget or that contain operations-specific and sensitive information have been redacted.

●

Annual Budget Package: In connection with the CEO’s role and given he sits on the BOD, he takes part in reviewing and voting on whether the Company’s budget is approved on an annual basis. In addition to consolidated financial data, the Company’s BOD budget presentation includes the following disaggregated data:

o	Revenues by country, with a high level discussion of revenue drivers
o	Adjusted EBITDA by country, with a high level discussion of cost drivers

Please note that the attached slides from the BOD budget presentation represent only those slides relevant to the Staff’s comments. In addition, given the internal and confidential nature of the BOD budget presentation, competitively-sensitive operations related data, budget numbers and detailed explanations about the budget process have been redacted.

Additionally, two further sets of information were discussed in our letter dated January 31, 2014. The first relates to the large TV screen in the President’s office displaying revenues by service center throughout all of our geographies. This screen is viewed by the CEO occasionally, but no written reports are generated from it or provided to the CEO. The second relates to the quarterly business presentations made by each service center manager, to which the CEO is invited to participate if his schedule allows. These meetings primarily take place via WebEx and print outs of these materials are not provided to the CEO. In the ordinary course of how we manage our business, these two sets of disaggregated information are not regularly provided to or viewed by the CEO.

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is satisfactory to the Staff. If you have any questions or wish to discuss this matter further, please do not hesitate to call me at 404.952.2417.

Very truly yours, ExamWorks Group, Inc. By: /s/ J. Miguel Fernandez de Castro
J. Miguel Fernandez de Castro Chief Financial Officer

Monthly Consolidated Financial Package

ExamWorks, Inc.
Consolidated ExamWorks
For the Nine Months Ending September 30, 2013

	12/31/2012	3/31/2013	6/30/2013	7/31/2013	8/31/2013	9/30/2013	9/30/2013 vs. 8/31/2013	9/30/2013 vs. 12/31/2012
Assets								
Current Assets:								
Cash	[redacted]						[redacted]	
Accounts Receivable								
Bad Debt Reserve								
Accounts Receivable - Other								
Prepaids								
Deferred Tax Asset								
Total Current Assets:	[redacted]						[redacted]	
Property, Plant & Equipment								
Equipment	[redacted]						[redacted]	
Furniture & Fixtures								
Leasehold Improvements								
Buildings								
Land								
Accumulated Depreciation								
Net Property, Plant & Equipment:	[redacted]						[redacted]	
Other Assets:								
Goodwill	[redacted]						[redacted]	
Intangible Assets								
Accum Amort - Intangible Assets								
Capitalized Financing Costs								
Deferred Tax Assets, non-current								
Other Long Term Assets								
Total Other Assets:	[redacted]						[redacted]	
Total Assets:	[redacted]						[redacted]	
Liabilities and Stockholders' Equity								
Current Liabilities:								
A/P - Trade	[redacted]						[redacted]	
Accrued Expenses								
Accrued Payroll								
Accrued Taxes								
Accrued Interest Payable								
Deferred Tax Liability, Current								
Deferred Revenue								
Deferred Rent, current								
Accrued Interest Payable IR Swap, current								
Earnout Liability, current								
Seller Note, current								
Other Current Liabilities								
Total Current Liabilities:	[redacted]						[redacted]	
Long-Term Liabilities:								
Credit Facility - UK	[redacted]						[redacted]	
Long-Term Debt, non-current								
Senior Secured Notes								
Deferred Rent, non-current								
Deferred Tax Liability								
Seller Note, non-current								
Other Long-Term Liabilities								
Total Long-Term Liabilities	[redacted]						[redacted]	
Total Liabilities	[redacted]						[redacted]	
Stockholders' Equity								
Common Stock	[redacted]						[redacted]	
Treasury Stock								
Additional Paid in Capital								
Accumulated Other Comprehensive Income (Loss)								
Retained Earnings								
Current Year Earnings								
Total Stockholders' Equity	[redacted]						[redacted]	
Total Liabilities and Stockholders' Equity	[redacted]						[redacted]

ExamWorks, Inc.
Consolidated ExamWorks
For the Nine Months Ending September 30, 2013

	QTD	QTD	QTD	JUL	AUG	SEP	YTD	YTD	
	Q1	Q2	Q3	2013	2013	2013	2013	Budget	Variance
Net Revenues:	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Net Contribution	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Other Direct Costs:									
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Total Other Direct Costs	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Gross Margin	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Personnel Expenses (Non-Operations):									
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Total Personnel Expenses:	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Other SG&A Expenses:									
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Total Other SG&A Expenses:	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
EBITDA	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Total Amortization & Depreciation:	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Other (Income) / Expense:									
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Total Other (Income) / Expense:	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Net Income / (Loss) Before Taxes	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Net Income / (Loss)	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Daily Billing Calendar

Revenue billed by day compared with prior 3 months' average and prior year month average.

January 2014

Sun	Mon	Tue	Wed	Thu	Fri	Sat
(In Thousands)			1 Holiday	2 [redacted] TOTAL – [redacted]	3 [redacted] TOTAL – [redacted]	4
5	6 [redacted] TOTAL – [redacted]	7 [redacted] TOTAL – [redacted]	8	9	10	11
12	13	14	15	16	17	18
19	20	21	22	23	24	25
26	27	28	29	30	31	
Jan '14 EOBD 4 Avg [redacted] TOTAL – [redacted]		Nov '13 Final Avg [redacted] TOTAL – [redacted]	Dec '13 Final Avg [redacted] TOTAL – [redacted]	Dec '13 EOBD 4 Avg [redacted] TOTAL – [redacted]	Jan '14 EOBD 4 Avg [redacted] TOTAL – [redacted]	*EOBD – End of Business Day 2014

Daily Referral Calendar

Referrals by day with estimated potential revenues, prior 3 months' average and prior-year month average.

January 2014

Sun	Mon	Tue	Wed	Thu	Fri	Sat
(est. revenue dollars listed in thousands)			1 Holiday	2 [redacted] TOTAL – [redacted]	3 [redacted] TOTAL – [redacted]	4
5	6 [redacted] TOTAL – [redacted]	7 [redacted] TOTAL – [redacted]	8 [redacted] TOTAL – [redacted]	9 [redacted] TOTAL – [redacted]	10	11
12	13	14	15	16	17	18
19	20	21	22	23	24	25
26	27	28	29	30	31	
Jan '13 EOBD 6 Avg [redacted] TOTAL – [redacted]		Oct '13 Final Avg [redacted] TOTAL – [redacted]	Nov '13 Final Avg [redacted] TOTAL – [redacted]	Dec '13 Final Avg [redacted] TOTAL – [redacted]	Jan '14 EOBD 6 Avg [redacted] TOTAL – [redacted]	2014

Revenue Forecast Schedule

REVENUE FORECAST - SEPTEMBER 2013

	July Budget	July P&L	July Variance	August Budget	August Prelim Final	August Variance	September Budget	September 3rd Forecast	September Variance	Q3 Total	Q3 Total Variance
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Total	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Trending	
ExamWorks Trending	[redacted]
MES Trending	
Australia	
Acquisitions Trending	
Total	

July	[redacted]
August	
September	
Total	

Exchange Budget	Budget	Current
UK	[redacted]	[redacted]
Canada		
Australia		

At Budgeted Currency	July	August	September	Total
ExamWorks	[redacted]	[redacted]	[redacted]	[redacted]
MES				
U.K				
Australia				
Acquisitions				
Total	[redacted]	[redacted]	[redacted]	[redacted]

Consensus	Variance
[redacted]	[redacted]

At Budgeted Currency	Q3, 2012	Q3, Est	Variance	
United States	[redacted]	[redacted]	[redacted]	[redacted]
United Kingdom				
Canada				
Australia				
Total	[redacted]	[redacted]	[redacted]	[redacted]

As Reported	Q3, 2012	Q3, Est	Variance	
United States	[redacted]	[redacted]	[redacted]	[redacted]
United Kingdom				
Canada				
Australia				
Total	[redacted]	[redacted]	[redacted]	[redacted]

Consensus	Variance
[redacted]	[redacted]

I/C Eliminations	July	August	September	Total
ExamWorks	[redacted]	[redacted]	[redacted]	[redacted]
MES				
MLS				
Total	[redacted]	[redacted]	[redacted]	[redacted]

Quarterly Board Package

Financials

Local. Global. Reliable.
ExamWorks Confidential
1

Revenues by Quarter

USD
Revenues
180,000,000
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
0
Q3 08
Q1 09
Q3 09
Q1 10
Q3 10
Q1 11
Q3 11
Q1 12
Q3 12
Q1 13
Q3 13

Local. Global. Reliable.

ExamWorks Confidential

2

EBITDA by Quarter

USD
Adjusted EBITDA
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11
Q4 11
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13

Local. Global. Reliable.

ExamWorks Confidential

3

Income Statement

	Three months ended September 30, 2012	% of revenue	2013	% of revenue	$ Diff	% Diff
Revenues:	$ 130,085	100.0%	$ 152,354	100.0%	$ 22,269	17.1%
Costs and expenses:						
Costs of revenues	86,080	66.2%	100,831	66.2%	14,751	17.1%
Selling, general and administrative expenses	28,281	21.7%	31,620	20.8%	3,339	11.8%
Depreciation and amortization	14,458	11.1%	15,910	10.4%	1,452	10.0%
Total costs and expenses	128,819		148,361			
Income from operations	1,266		3,993			
Total interest and other expenses, net	7,546		7,316			
Loss before income taxes	(6,280)		(3,323)			
Income tax benefit	(1,654)		(1,072)			
Net loss	$ (4,626)		$ (2,251)			
Per Share Data:						
Net loss per share:						
Basic and diluted	$ (0.14)		$ (0.06)			
Weighted average number of common shares outstanding:						
Basic and diluted	34,116,062		35,560,227			
Adjusted EBITDA	$ 20,182	15.5%	$ 23,885	15.7%	$ 3,703	18.3%

Local. Global. Reliable.

ExamWorks Confidential

4

Income Statement

- Q3 2013 revenues increased by $22.3 million, or 17.1% over Q3 2012
  - 63% of the growth was acquisition driven, [redacted]
  - 37% of the growth was organic [redacted]

- Q3 2013 cost of goods were 66.2%, in line with prior year quarter, [redacted]

- Q3 2013 adjusted SGA as a percentage of sales was 18.6% compared to 19.0% in Q2 2013, [redacted]

- Q3 2013 adjusted EBITDA margin was 15.7% compared to 15.5% in Q3 2012 and 16.0% in Q2 2013. [redacted]

Local. Global. Reliable.

ExamWorks Confidential

5

Revenue and Adjusted EBITDA Summary

		Pro Forma - Q3 12	Budget - Q3 13	Actual - Q3 13	$ Variance vs 2012	% Variance vs 2012	$ Variance vs Budget	% Variance vs Budget
Revenue								
	USA	[redacted]						
	UK							
	Australia							
	Canada							
	Currency impact							
	Total							

		Pro Forma - Q3 12	Budget - Q3 13	Actual - Q3 13	$ Variance vs 2012	% Variance vs 2012	$ Variance vs Budget	% Variance vs Budget
Adjusted EBITDA								
	USA	[redacted]						
	UK							
	Australia							
	Canada							
	Currency impact							
	Total							

Local. Global. Reliable.

ExamWorks Confidential

6

Revenue and Adjusted EBITDA Summary vs. Budget

US

- Revenues [redacted]
- Adjusted EBITDA [redacted]

UK

- Revenues [redacted]
- Adjusted EBITDA [redacted]

Australia

- Revenues [redacted]
- Adjusted EBITDA [redacted]

Canada

- Revenues [redacted]
- Adjusted EBITDA [redacted]

Local. Global. Reliable.
7
ExamWorks Confidential

Balance Sheet, Cash Flow, Covenants

Balance sheet summary:	12/31/2012 Actual	9/30/13 Actual
Cash	$ 8,627	$ 12,045
Receivables	144,676	148,294
Other current assets	9,946	22,874
Total current assets	163,249	183,212
Other long term assets	577,252	542,045
Total assets	$ 740,501	$ 725,257
Current liabilities	$ 104,143	$ 111,379
Current debt	-	-
Total current liabilities	104,143	111,379
High yield bond debt	250,000	250,000
Long term debt	134,685	101,226
Other long term liabilities	7,525	1,955
Total liabilities	392,210	464,560
Equity	244,148	260,697
Total liabilities and equity	$ 740,501	$ 725,257

Cash flow summary:	12/31/2012 Actual	9/30/13 YTD Actual
Operating:		
Net loss	$ (14,939)	$ (8,282)
Non cash items	52,957	46,006
Changes in working capital	(13,241)	(15,008)
Operating cash flow	$ 24,777	$ 22,716
Investing:		
Cash paid for acquisitions	$ (108,970)	(901)
Capex	(5,841)	(4,758)
Other	427	500
Cash used in investing activities	$ (114,384)	$ (5,159)
Financing:		
Net revolver/discount facility draws	88,361	(32,489)
Other	1,363	18,625
Cash provided by financing activities	$ 89,724	$ (13,864)

Calculation	Required	Actual Q3 13
Consolidated Leverage Ratio	4.75x	3.79
Consolidated Senior Leverage Ratio	3.00x	1.09
Consolidated Fixed Charge Ratio	2.00x	2.58

Local. Global. Reliable.

ExamWorks Confidential

8

Annual Budget Package

2014 Budget Summary by Country

ExamWorks Confidential

2

2014 - USA Overview

	2014B	2013E	$ Diff	% Diff
Revenues	[redacted]			
Adjusted EBITDA				
Percentage				

- Revenue Drivers
  - [redacted]
- Cost drivers
  - [redacted]

ExamWorks Confidential 3

2014 - UK Overview

GBP	2014B	2013E	$ Diff	% Diff
Revenues	[redacted]			
Contribution Margin				
Percentage				
Adjusted EBITDA				
Percentage				

- Revenue Drivers
  - [redacted]
- Cost drivers
  - [redacted]
  - [redacted]

ExamWorks Confidential 4

2014 - Australia Overview

AUD				
	2014B	2013E	$ Diff	% Diff
	[redacted]			
Revenues				
Adjusted EBITDA				
Percentage				

- Revenue Drivers
  - [redacted]
- Cost drivers
  - [redacted]

ExamWorks Confidential

5

2014 - Canada Overview

CAD	2014B	2013E	$ Diff	% Diff
	[redacted]			
Revenues				
Adjusted EBITDA				
Percentage				

- Revenue Drivers
  - [redacted]
    - [redacted]
    - [redacted]
- Cost drivers
  - [redacted]
  - [redacted]
    - [redacted]

ExamWorks Confidential

6

2014 - Corporate Overview

	2014B	2013E	$ Diff	% Diff
Revenues	[redacted]			
Adjusted EBITDA				
Changes to Adj EBITDA				
[redacted]				
Total				

ExamWorks Confidential 7

2014 Consolidated Budget

ExamWorks Confidential 8

2014 Consolidated Overview

	2014B	2013E	$ Diff	% Diff
Revenues	[redacted]			
Contribution Margin				
Percentage				
Gross Margin				
Percentage				
SGA				
Percentage				
Adjusted EBITDA				
Percentage				

ExamWorks Confidential 9

2014 Bridge

	FYE 2013E - As reported	US Operations	UK	Australia	Canada	Corporate	Subtotal	FYE 2014 Budget
Revenues	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Adjusted EBITD[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Percentag[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

ExamWorks Confidential

10

2014 Revenue

	2014B	% of total	2013E	% of total	$ Diff	% Diff	Constant FX
Revenue by Country	[redacted]						
USA							
UK							
Australia							
Canada							
Total							

ExamWorks Confidential

11

2014 Adjusted EBITDA

Adjusted EBITDA		FYE 13	Budget - FYE 14	$ Variance vs 2013	% Variance vs 2013
	USA	[redacted]			
	UK				
	Australia				
	Canada				
	USA Corporate				
	Currency impact				

Contribution Margin %	FYE 13	Budget - FYE 14	Adjusted EBITDA %	FYE 13	Budget - FYE 14
USA	[redacted]				
UK					
Australia					
Canada					

ExamWorks Confidential 12

Q1 2014 Revenue/Adjusted EBITDA

		Q1 13	Budget - Q1 14	$ Variance vs 2013	% Variance vs 2013	% Variance vs. 2013 - Constant FX
Revenue						
	USA	[redacted]				
	UK					
	Australia					
	Canada					
	USA Corporate					
	Total					

		Q1 13	Budget - Q1 14	$ Variance vs 2013	% Variance vs 2013	
Adjusted EBITDA		[redacted]				

ExamWorks Confidential 13

Q2 2014 Revenue/Adjusted EBITDA

		Q2 13	Budget - Q2 14	$ Variance vs 2013	% Variance vs 2013	% Variance vs. 2013 - Constant FX
Revenue						
	USA	[redacted]				
	UK					
	Australia					
	Canada					
	USA Corporate					
	Total					

		Q2 13	Budget - Q2 14	$ Variance vs 2013	% Variance vs 2013	
Adjusted EBITDA		[redacted]				

ExamWorks Confidential

14

Q3 2014 Revenue/Adjusted EBITDA

		Q3 13	Budget - Q3 14	$ Variance vs 2013	% Variance vs 2013	% Variance vs. 2013 - Constant FX
Revenue		[redacted]				
	USA					
	UK					
	Australia					
	Canada					
	USA Corporate					
	Total					

		Q3 13	Budget - Q3 14	$ Variance vs 2013	% Variance vs 2013	
Adjusted EBITDA		[redacted]				

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Q4 2014 Revenue/Adjusted EBITDA

		Q4 13	Budget - Q4 14	$ Variance vs 2013	% Variance vs 2013	% Variance vs. 2013 - Constant FX
Revenue		[redacted]				
	USA					
	UK					
	Australia					
	Canada					
	USA Corporate					
	Total					

		Q4 13	Budget - Q4 14	$ Variance vs 2013	% Variance vs 2013	
Adjusted EBITDA		[redacted]				

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2014 Capex Summary

Summary	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Total
	[redacted]				
Facility related					
IT related					
Total					

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2014 Balance Sheet Summary

Balance sheet summary:	12/31/2013 Forecast	Q1 2014 Budget	Q2 2014 Budget	Q3 2014 Budget	Q4 2014 Budget
Cash	[redacted]				
Receivables					
Other current assets					
Total current assets					
Other long term assets					
Total assets					
Current liabilities					
Current debt					
Total current liabilities					
High yield bond debt					
Long term debt					
Other long term liabilities					
Total liabilities					
Equity					
Total liabilities and equity					

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2014 Cash Flow Summary

Cash flow summary:	12/31/2013 - Full Year Forecast	Q1 2014 Budget	Q2 2014 Budget	Q3 2014 Budget	Q4 2014 Budget	FY 2014 Budget
Operating:	[redacted]					
Net loss						
Non cash items						
Changes in working capital						
Operating cash flow						
Investing:						
Cash paid for acquisitions						
Capex						
Other						
Cash used in investing activities						
Financing:						
Net revolver/discount facility draws						
Other						
Cash provided by financing activities						

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2014 Covenant Summary

Calculation	Required	Budget Q1 14	Budget Q2 14	Budget Q3 14	Budget Q4 14
		Summary Compliance Calculation			
Consolidated Leverage Ratio	[redacted]				
Consolidated Senior Leverage Ratio					
Consolidated Fixed Charge Ratio					

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2014 Incentive Compensation Plan

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2014 Incentive Compensation Plan

- 2014 proposed incentive compensation plan
  - Base salary component
  - Equity component
    - Grant January 2014 – time vesting
  - Incentive component
    - Performance based incentive pool

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